# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reitar Logtech Holdings Limited, CIK 0001951229
CUSIP: G7486B106
Title of class of securities: Class A ordinary shares, par value US$0.00000005 per share
Address of issuer's principal executive offices: c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002051354

## Reporting persons
- Smart Wealthy Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,780,000; shared voting power 0; sole dispositive power 9,780,000; shared dispositive power 0; aggregate amount beneficially owned 9,780,000 (15.74% of the class)
- Chun Yip YIU: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 9,780,000; shared voting power 0; sole dispositive power 9,780,000; shared dispositive power 0; aggregate amount beneficially owned 9,780,000 (15.74% of the class)

## Item 1. Issuer
Name of issuer: Reitar Logtech Holdings Limited
Address of issuer's principal executive offices: c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing:
Smart Wealthy Investment Limited

Chun Yip YIU
Address of principal business office or, if none, residence:
The address of Smart Wealthy Investment Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

The address of Chun Yip YIU is c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong
Citizenship: Smart Wealthy Investment Limited, a British Virgin Islands company 100% owned by Chun Yip YIU Chun Yip YIU, a citizen of the Hong Kong Special Administrative Region, the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9780000, representing 6,520,000 Class A ordinary shares and 3,260,000 Class B ordinary shares held by Smart Wealthy Investment Limited, a BVI company wholly owned by Chun Yip YIU.
Percent of class:
For Smart Wealthy Investment Limited, the calculation of 15.74% (on an as-converted basis) is based on (i) the numerator of 9,780,000, being the sum of 6,520,000 Class A ordinary shares and 3,260,000 Class B ordinary shares held by Smart Wealthy Investment Limited, and (ii) the denominator of 62,125,000, being the sum of 42,125,000, being the number of the Issuer's Class A ordinary shares issued and outstanding as of August 22, 2024 and 20,000,000, being the number of the Issuer's total Class B ordinary shares issued and outstanding as of August 22, 2024, as reported in the Issuer's prospectus filed under Rule 424(b)(4) (the "Prospectus") with the Securities and Exchange Commission ("Commission") on August 23, 2024.

For Chun Yip YIU, the calculation of 15.74% (on an as-converted basis) is based on (i) the numerator of 9,780,000, being the sum of 6,520,000 Class A ordinary shares and 3,260,000 Class B ordinary shares held by Smart Wealthy Investment Limited, which is 100% owned by Chun Yip YIU, and (ii) the denominator of 62,125,000, being the sum of 42,125,000, being the number of the Issuer's Class A ordinary shares issued and outstanding as of August 22, 2024 and 20,000,000, being the number of the Issuer's total Class B ordinary shares issued and outstanding as of August 22, 2024, as reported in the Prospectus and filed with the Commission on August 23, 2024.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to fifteen votes, and is convertible into one Class A ordinary share at any time at the option of the holder thereof.
Sole power to vote or to direct the vote: See response to Row 5 on each cover page.
Shared power to vote or to direct the vote: See response to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated January 10, 2025, by and among the Reporting Persons

## Signatures
- Smart Wealthy Investment Limited: /s/ Chun Yip YIU, Chun Yip YIU/Director (01/10/2025)
- Chun Yip YIU: /s/ Chun Yip YIU, Chun Yip YIU (01/10/2025)